Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Management's responsibility for financial reporting

These consolidated financial statements have been prepared by management of Integra Resources Cop. (the "Company") in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management's best estimates and judgments based on currently available information.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The Company's independent auditors, who are appointed by the shareholders, conduct their audits in accordance with the standards of the Public Company Accounting Oversight Board to allow them to express an opinion on the consolidated financial statements.

A system of internal control is maintained to provide reasonable assurance that financial information is accurate and reliable. Management conducts ongoing reviews of these controls and reports on their findings to the Audit Committee.

/s/ George Salamis	/s/ Andrée St-Germain
Chief Executive Officer	Chief Financial Officer

March 26, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Integra Resources Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Integra Resources Corp. (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of loss and comprehensive loss, of changes in equity, and of cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MNP LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2016.

Vancouver, Canada

March 26, 2025

INTEGRA RESOURCES CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of United States dollars)

	Note	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents		$52,190	$8,815
Receivables and prepaid expenses	6	3,213	1,052
Inventories	8	58,020	-
Derivative assets	24	551	-
Marketable securities		363	-
Prepaid income tax		208	-
Total current assets		114,545	9,867

Non-current assets
Mineral properties, plant and equipment	9	46,841	3,024
Exploration and evaluation assets	10	58,278	68,402
Restricted cash	7	15,288	135
Deferred income taxes	22	1,569	-
Other non-current assets		563	960
Total assets		$237,084	$82,388

LIABILITIES
Current liabilities
Trade and other payables	11	$19,919	$4,474
Current income tax liabilities		6,482	-
Current portion of debt	12	16,707	10,779
Current portion of lease liabilities	13	5,237	362
Current portion of reclamation and remediation liabilities	14	1,615	1,056
Other current liabilities		182	-
Total current liabilities		50,142	16,671

Non-current liabilities
Debt	12	-	42
Lease liabilities	13	3,475	718
Reclamation and remediation liabilities	14	52,912	24,436
Total liabilities		106,529	41,867

SHAREHOLDERS' EQUITY
Share capital	15	257,481	176,942
Contributed surplus		9,895	8,854
Accumulated other comprehensive income		21,775	3,820
Deficit		(158,596)	(149,095)
Total shareholders' equity		130,555	40,521
Total liabilities and shareholders' equity		$237,084	$82,388

Nature of operations (note 1)

Commitments and contingencies (note 25)

Events after reporting period (note 27)

Approved by the Board of Directors

/s/ Anna Ladd-Kruger, Director	/s/ Janet Yang, Director

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRA RESOURCES CORP.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
For the years ended December 31, 2024 and 2023
(in thousands of United States dollars, except for shares and per share amounts)

	Note	2024	2023
Revenues	17	$30,350	$-
Cost of sales
Production costs	16	(23,117)	-
Depreciation, depletion and amortization		(1,859)	-
Total cost of sales		(24,976)	-
Gross profit		5,374	-
Exploration and evaluation expenses	10	(14,150)	(22,009)
General and administrative expenses	18	(4,466)	(4,278)
Depreciation		(898)	(1,046)
Share-based compensation	15	(1,543)	(1,098)
Loss from operations		(15,683)	(28,431)
Net finance expenses	19	(2,739)	(1,871)
(Loss) gain on derivatives	12,24	(1,044)	964
Gain (loss) on debt modification	12	1,513	(98)
Other income	5, 20	9,188	420
Loss before income taxes		(8,765)	(29,016)
Income tax expense	22	(736)	-
Net loss		$(9,501)	$(29,016)

Other comprehensive loss
Item that may be reclassified subsequently to net loss:
Foreign exchange translation difference		(25)	77
Total comprehensive loss		$(9,526)	$(28,939)

Loss per share
Basic and diluted		$(0.10)	$(0.52)

Weighted average number of common shares outstanding
Basic and diluted		96,470,784	56,355,077

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRA RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of United States dollars, except for number of shares)

	Number of shares	Amount	Contributed surplus	Accumulated other comprehensive income	Deficit	Total
Balance, December 31, 2022	31,905,476	$125,080	$8,365	$7,958	$(120,079)	$21,324
Common shares issued in equity financings	20,000,000	25,800	-	-	-	25,800
Common shares issued on Millennial acquisition	16,872,050	22,698	-	-	-	22,698
Share issue costs	-	(1,507)	-	-	-	(1,507)
Restricted share units vested, net of shares withheld to satisfy tax withholding	93,911	656	(793)	-	-	(137)
Restricted share units vested settlement in cash	-	-	108	-	-	108
Share-based compensation	-	-	1,174	-	-	1,174
Net loss for the year	-	-	-	-	(29,016)	(29,016)
Foreign exchange translation difference	-	4,215	-	(4,138)	-	77
Balance, December 31, 2023	68,871,437	176,942	8,854	3,820	(149,095)	40,521
Common shares issued in equity financings	31,511,750	25,555	-	-	-	25,555
Common shares issued on property acquisition	2,959,769	2,100	-	-	-	2,100
Common shares issued on Florida Canyon Gold Inc acquisition	65,213,010	72,652	17	-	-	72,669
Share issue costs	-	(2,129)	-	-	-	(2,129)
Restricted share units vested, net of shares withheld to satisfy tax withholding	151,687	341	(443)	-	-	(102)
Restricted share units and Deferred share units cash settlement	-	-	(76)	-	-	(76)
Share-based compensation	-	-	1,543	-	-	1,543
Net loss for the year	-	-	-	-	(9,501)	(9,501)
Foreign exchange translation difference	-	(17,980)	-	17,955	-	(25)
Balance, December 31, 2024	168,707,653	$257,481	$9,895	$21,775	$(158,596)	$130,555

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRA RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of United States dollars)

	Note	2024	2023
Operating activities
Net loss		$(9,501)	$(29,016)
Items not affecting cash:
Depreciation, depletion and amortization		2,757	1,046
Finance expenses		2,739	2,689
Change on debt modification	12	(1,513)	98
Change in fair value of derivatives	12,24	1,044	(969)
Share-based compensation		1,543	1,098
Change in estimate of reclamation costs at closed mines	14	477	-
Reclamation paid	14	(1,188)	(1,196)
Gain on bargain purchase of Florida Canyon Gold Inc.	5	(14,181)	-
Income tax payable		1,312	-
Other		(971)	(265)
		(17,482)	(26,515)
Changes in working capital
Trade and other receivables		4,014	48
Inventories		4,119	-
Prepaid expenses and other assets		1,291	106
Trade and other payables		(2,036)	(100)
Interest received		669	-
Net cash used in operating activities		(9,425)	(26,461)

Investing activities
Expenditures on mineral properties, plant and equipment		(2,457)	(378)
Expenditures on exploration and evaluation assets		(873)	(3,046)
Proceeds from sale of net smelter royalty	10	9,750	-
Cash acquired on acquisition of Florida Canyon Gold Inc.	5	21,655	-
Acquisition of Millennial Precious Metals Corp.		-	(909)
Derivative assets	24	(664)	-
Other		(85)	139
Net cash provided by (used in) investing activities		27,326	(4,194)

Financing activities
Proceeds from common shares issued	15	25,555	25,771
Share issuance costs	15	(2,129)	(1,507)
Principal lease payments	13	(2,358)	(478)
Debt drawdown	12	5,000	-
Other		(560)	(313)
Net cash provided by financing activities		25,508	23,473
Effects of exchange rate changes on cash and cash equivalents		(34)	77
Net increase in cash and cash equivalents		43,375	(7,105)
Cash and cash equivalents, beginning of year		8,815	15,920
Cash and cash equivalents, end of year		$52,190	$8,815

Supplemental cash flow information (note 26)

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

1 NATURE OF OPERATIONS

Integra Resources Corp. ("Integra" or the "Company") was incorporated on April 15, 1997 as Berkana Digital Studios Inc.  On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on March 31, 2005, the Company changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd.  The amalgamated company continued to operate as Fort Chimo Minerals Inc. On June 14, 2011, the Company changed its name to Mag Copper Limited and on August 11, 2017, the Company changed its name to Integra Resources Corp.

On May 4, 2023, the Company acquired all of the outstanding common shares of Millennial Precious Metals Corp ("Millennial" or "MPM") (note 5).

On November 8, 2024, the Company acquired all of the outstanding common shares of Florida Canyon Gold Inc. ("FCGI") (note 5). Through the acquisition, the company acquired the Florida Canyon mine.

In early 2025, the United States and Canadian governments announced new tariffs on imported goods, potentially causing economic uncertainty and market volatility. Management is actively assessing the situation and expects the impact on the Company to be minimal.

The Company is a growing precious metals producer focused on gold mining, mine development and mineral exploration activities in the Great Basin of the Western USA. As of December 31, 2024, the Company owned the producing Florida Canyon mine in Imlay, Nevada and two flagship development-stage heap leach projects: the past producing DeLamar Project in southwestern Idaho, and the Nevada North Project in western Nevada.

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company trades on the TSX Venture under the trading symbol "ITR". The common shares of the Company began trading on the NYSE American under the ticker "ITRG" on July 31, 2020.

The Company's warrants trade on the TSX Venture under the symbol ITR.WT.

2 MATERIAL ACCOUNTING POLICIES

The material accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied in all material respects to all the years presented, unless otherwise noted.

a) Basis of presentation

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

These consolidated financial statements have been prepared in accordance with the material accounting policies presented below and are based on the IFRS issued and effective as of December 31, 2024. The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities measured at fair value.

The preparation of these consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities over which the Company has control. The Company controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All subsidiaries are wholly-owned and fully consolidated from the date on which control is transferred to the group.

Inter-company transactions and balances between the Company and its subsidiaries and between the Company's subsidiaries are eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Company's accounting policies.

These consolidated financial statements were authorized for issue by the Company's Board of Directors on March 26, 2025.

b) Business combinations

Transactions whereby the assets acquired and liabilities assumed constitute a business are accounted for as a business combination. A business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income, or generating other income from ordinary activities.

Business combinations in which the Company is identified as the acquirer are accounted for using the acquisition method of accounting, whereby identifiable assets acquired, and liabilities assumed are recognized at their fair values at the acquisition date.

The acquisition date is the date at which the Company attains control over the acquiree, which is generally the date that consideration is transferred, and the Company acquires the assets and assumes the liabilities of the acquiree. It generally requires time to obtain the information necessary to identify and measure the assets acquired and liabilities assumed as of the acquisition date. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the business combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the fair value measurement is incomplete. During the period after the acquisition date and the time the Company receives the relevant information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable (the "measurement period"), the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new relevant information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date, including recognizing additional assets or liabilities. The measurement period does not exceed one year from the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. Acquisition related costs, other than costs to issue debt or equity securities of the Company, are expensed as incurred.

c) Foreign currency translation

Items included in the financial statements of each of the Company's subsidiaries are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in United States dollars ("US dollar").

Foreign exchange gains and losses are presented in the consolidated statements of loss and comprehensive loss within other Gain (loss).

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

The results and financial position of the parent company, which has a functional currency different from the presentation currency are translated into the presentation currency as follows:

• Assets and liabilities are translated at the closing rate at the date of the consolidated statement of financial position. Share capital amounts are translated at the same rate, except for common shares issuance in US dollars and resulting differences are reported as presentation currency translation difference in the consolidated statements of changes in equity;

• Revenue and expenses are translated at the average exchange rates, unless there is significant fluctuation in the exchange rates. In that case revenue and expenses are translated at the exchange rate at the date of transaction, except depreciation, depletion, and amortization, which are translated at the exchange rates applicable to the related assets; Reserve items are also translated at the average exchange rates.

• All resulting exchange differences are recognized in other comprehensive income (loss).

d) Cash and cash equivalents

Cash and cash equivalents include cash on hand and other short-term, highly liquid investments with maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Restricted cash is cash held in a bank account that is not available for the Company's general use.

e) Inventories

Inventories are stated at the lower of weighted average cost and the net realizable value (“NRV”). For work-in-process and finished goods inventories, the NRV is determined by using the estimated gold price at the time of sale less remaining cost of completion to bring the inventory into saleable form. Work-in-process inventory includes ore in the leaching process, stockpiled ore at mining operations, and gold in carbon. Finished goods include gold in doré or bullion. For work-in-process and finished goods inventories, cost includes all direct costs incurred in production, including direct labor and materials, freight, depreciation and amortization of plant and equipment used in the production process, depletion of mineral properties and directly attributable overhead costs. If the NRV is lower than the expected cost of the finished product, the inventory is written down to the NRV in the same period. The write down may be reversed in future periods if circumstances change. Cost of materials and supplies inventory includes acquisition, freight, and other directly attributable costs.

Inventory that the Company does not expect to process in the 12 months following the statement of financial position date are classified as non-current. The NRV of the non-current portion of inventories are calculated based on the estimated price at the time of sale less remaining costs to completion to convert the inventories into saleable form discounted over the planned processing timeframe.

f) Mineral properties, plant and equipment

i) Plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation and impairment charges. The initial cost of an asset consists of its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, and the initial estimate of any reclamation obligation. The cost of buildings, mobile equipment, and plant and processing equipment used in the Company's mining operations are amortized on either a straight-line basis over the estimated useful life of the related asset or on a unit-of-production basis over estimated proven and probable reserves, or other relevant metric.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

ii) Exploration and evaluation assets

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, drilling and other work involved in searching for minerals.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:

• establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;

• determining the optimal methods of extraction and metallurgical and treatment processes;

• studies related to surveying, transportation, and infrastructure requirements;

• permitting activities; and

• economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, pre-feasibility and final feasibility studies.

Exploration and evaluation expenditures are expensed as incurred until such time the Company determines that sufficient evaluation has occurred in order to establish a National Instrument 43-101 compliant resource and on completion of a feasibility study and a receipt of mining permit. Thereafter, costs of the project are capitalized prospectively as exploration and evaluation asset. During the production phase, further mining expenditures, including exploration or development costs, incurred either to develop new ore bodies or to develop mine areas in advance of current production are capitalized to mineral properties.

Costs of acquiring exploration and evaluation assets are capitalized. No amortization is charged during this phase and the related assets are subsequently measured at cost less accumulated impairment.

Acquired or capitalized exploration and evaluation costs are classified as such until the project demonstrates technical feasibility and commercial viability, which generally coincides with the permits and approval of construction. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, exploration and evaluation assets are transferred to asset under construction or property, plant and equipment depending on the nature of the asset within mineral properties, plant and equipment when expected to provide a benefit in excess of annual production.

iii) Mineral properties and mine development costs

The costs of acquiring, exploring and developing mineral properties or property rights, and increasing future output by providing access to additional sources of reserves or resources, are capitalized up to the time the asset is ready to use. Proceeds derived from mining activities and incidental proceeds from the sale of items prior to the assets being ready for use in the manner intended by management are recognized as revenues along with the related costs in the consolidated statements of loss and comprehensive loss.

Mineral properties are recorded at cost less accumulated depletion and impairment charges. The Company expenses exploration costs which are related to a specific project until technical feasibility and commercial viability of extracting a mineral resource are demonstrable. When assets are ready for use as intended by management, mineral properties and mine development costs are amortized on a unit-of-production basis using ounces over the estimated proven and probable reserves. Mine development costs associated with each distinct section of the mine are amortized over the reserves. Upon sale or abandonment of mineral properties, the cost and related accumulated depletion are written off and any gains or losses thereon are included in the consolidated statements of loss and comprehensive loss.

Stripping costs incurred to improve access to the identified component of ore, which are determined using strip ratio methodology, will be capitalized as a component of mineral properties. The deferred stripping will be depleted on a unit-of-production basis over the reserves that directly benefited from the stripping activity.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

iv) Amortization of mineral properties, plant and equipment

The carrying amounts of mineral properties, plant and equipment are depreciated, depleted or amortized to their estimated residual value over the estimated economic life of the specific assets to which they relate, or using the straight-line method over their estimated useful lives or the units-of-production method using ounces over the estimated proven and probable reserves. Exploration and evaluation assets, and assets under construction, are not depreciated until they are ready for their intended use. The cost of office equipment, furniture and fixtures, and vehicles is amortized on a straight-line basis over the estimated useful life of the related asset. Repair and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuild or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset.

Estimates of residual values, useful lives, and proven and probable reserves are reassessed at least annually, and any change in estimate is considered in the determination of remaining depreciation, depletion, or amortization charges. Depreciation, depletion or amortization commences on the date the asset is available for use as intended by management.

The estimated useful lives of property, plant and equipment with exception of land are as follows:

Assets	Depreciation method	Estimated life
Buildings and infrastructure	Straight-line	15-20 years
Mobile equipment	Straight-line	2-10 years
Machinery and equipment	Straight-line	5-10 years
Vehicles	Straight-line	3-7 years
Processing plant	Unit-of-Production	Life-of-mine
Office furniture and office equipment	Straight-line	2-8 years

g) Impairment of non-current assets

The carrying values of capitalized non-current assets are reviewed for impairment indicators at each reporting date, or when indicators of impairment are present. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. In the case of undeveloped projects, there may be only inferred resources to form a basis for the impairment review. The review is based on the Company's intentions for the development of such a project. If a project does not prove viable, all unrecoverable costs associated with the project are charged to the consolidated statements of loss and comprehensive loss.

Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the applicable cash-generating unit (“CGU” or “CGUs”) to which the asset belongs. The recoverable amount is determined as the higher of the fair value less cost of disposal (“FVLCD”) and the asset’s value in use. FVLCD is the amount that would be obtained from the sale of an asset or CGU in an arm’s length transaction between knowledgeable and willing parties, less the costs of disposal. For mineral assets, when a third party offer is not readily available, FVLCD is often estimated using a discounted cash flow model using a post-tax discount rate. For certain assets, while calculated FVLCD, the in-situ fair value per ounce is considered for gold equivalent reserves and resources not already considered in the discounted cash flow model. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate. Estimated future cash flows are calculated using estimated recoverable reserves or resources, metallurgical recovery estimates, estimated future commodity prices, future production volume, and the expected future operating, capital and reclamation costs. The discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset. Determining the discount rate includes appropriate adjustments for the risk profile of the countries in which the individual CGUs operate. In-situ fair value per ounce is calculated based on sale transactions of comparable assets. If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the consolidated statements of loss and comprehensive loss.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed. Where an impairment charge subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depreciation, depletion, or amortization) had no impairment loss been recognized for the asset in prior years. A reversal of impairment is recognized as a gain in the consolidated statements of loss and comprehensive loss.

h) Convertible debt facility

Convertible instruments that consist of a loan (liability component) and an equity conversion option that allows the option holder to convert the loan into a fixed number ("fixed-for-fixed criteria") of borrower's shares (equity component) are classified as "compound instruments". Management determined that its convertible debt facility does not meet criteria for the compound instruments (no equity component is identified, as the fixed-for-fixed criteria was not met), hence it will be considered as a "hybrid instrument", which includes both a non-derivative host contract and one or more embedded derivatives.

The Company's convertible debt facility contains a financial liability (non-derivative host contract) and one or more embedded derivatives. The liability is initially recorded at residual value after first valuing the derivative component and is subsequently carried at amortized cost using the effective interest rate method; the liability is accreted to the face value over the term of the convertible debt. Accretion is expensed to the consolidated statement of operations and comprehensive loss.

The conversion feature within the convertible debt facility has been determined to be an embedded derivative that is not closely related to the liability host, and it is bifurcated and accounted for separately, by first valuing the derivative component. At each reporting period, the derivative is fair valued with changes in fair value recorded as a gain or loss in the consolidated statements of loss and comprehensive loss. The fair value of the derivative at the inception date and at each reporting period is calculated using the Finite Difference Method and Binominal Tree Method for the subsequent advance. The key assumptions used in the model are the Company’s share price, risk free rates, expected volatility, and credit spread. The expected volatility assumption is based on the historical volatility of the Company’s stock over a term equal to the remaining term of corresponding debt instrument. The credit spread assumption in the model is based on the Company’s cost of unsecured debt.

Fees paid to establish convertible debt facility (commitment, advisory, legal, technical, consulting, standby, and filling fees) are recognized as transaction costs. Management allocates transaction costs exclusively to the non-derivative financial liability host. Transaction costs solely related to the initial advance will be included in full in the host's initial measurement. Transaction costs related to the initial advance and the subsequent advances will be allocated on a pro-rata basis. Management determined that subsequent advances are probable, so transaction costs related to subsequent advance are deferred as an asset and will be deducted from the liability when subsequent advances are drawn. If management assess that subsequent advances are no longer probable, those transaction costs would be expensed on a straight-line basis over the remaining loan term.

i) Leases

For contracts that contain a lease, the right-of-use asset and a corresponding liability are recognized at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance expense. The finance expense is charged to the consolidated statements of loss and comprehensive loss over the lease period or capitalized as an asset under construction when they are considered applicable borrowing costs directly attributable to the construction of mineral properties, plant and equipment. The right-of-use asset is depreciated over the shorter of the asset's useful life or the life-of-mine (“LOM”), on a straight-line basis, subject to impairment testing under IAS 36 Impairment of assets.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

• fixed payments (including in-substance fixed payments), less any lease incentives receivable;

• variable lease payments that are based on an index or a rate;

• amounts expected to be payable by the lessee under residual value guarantees;

• the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

• payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

• the amount of the initial measurement of lease liability;

• any lease payments made at or before the commencement date less any lease incentives received;

• any initial direct costs; and

• restoration costs.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

• The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

• The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or

• A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

Short-term leases are leases with a lease term of 12 months or less and where no buy-out option exists. Payments associated with short-term leases and leases of low-value assets are either expensed on a straight-line basis in the consolidated statements of loss and comprehensive loss or capitalized as an asset under construction when they are considered applicable borrowing costs directly attributable to the construction of mineral properties, plant and equipment.

Certain leases contain variable payment terms. Non-principal components of variable lease payments are recognized in the consolidated statements of loss and comprehensive loss in the period in which the condition that triggers those payments occurs.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

j) Reclamation and remediation obligation

Provision is made for closure, reclamation and environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the date of the consolidated statements of financial position. At the time of establishing the provision, a corresponding asset is capitalized, where it gives rise to a future benefit, and depreciated over future production from the operations to which it relates. For properties where mining activities have ceased or are in reclamation, changes to the reclamation provision are charged directly to the consolidated statements of loss and comprehensive loss. The provision is discounted using a current market-based, risk-free discount rate and the accretion of the discount is included in finance expenses.

The provision is reviewed at each reporting date for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

k) Revenue recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable, excluding discounts, rebates, and sales taxes or duty. Revenue from the sale of refined gold and silver is recognized when control has transferred, which is generally considered to occur when title passes to the customer. Once the title has passed to the customer, the significant risks and rewards of ownership have been transferred, and the customer is able to direct the use of and obtain substantially all the remaining benefits from the refined gold and silver.

l)  Income taxes

Current tax for each taxable entity of the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date and includes adjustments to tax payable or recoverable in respect of previous years.

Deferred tax is accounted for using the liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases.

Deferred income tax assets and liabilities are recognized for all taxable temporary differences except where the deferred income tax asset and liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss.

Deferred income tax assets also consist of carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax losses can be utilized. The carrying amount of deferred income tax assets are reviewed at each reporting date and deferred income tax assets where it is no longer probable that sufficient taxable profit is available to allow all or part of the asset to be utilized are not recognized.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is expected to be settled or the asset is expected to be realized, based on tax rates and tax laws enacted or substantively enacted at the date of the statement of financial position. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis. Current and deferred taxes relating to items recognized directly in equity are recognized in equity and not in the consolidated statements of loss and comprehensive loss.

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is the case when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for items comprising temporary differences.

m) Financial instruments

Financial instruments are recognized when the Company becomes party to a contractual obligation. At initial recognition, financial instruments are measured at fair value, net of the attributable transaction costs, except for financial assets and liabilities classified as fair value through profit and loss ("FVTPL"). The transaction costs attributable to assets and liabilities carried at FVTPL are expensed in the period in which they are incurred.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership. Financial liabilities are derecognized when the Company's obligations are discharged, cancelled, or expire.

Financial assets

On initial recognition, a financial asset is classified as amortized cost, FVTPL or fair value through other comprehensive income ("FVOCI").

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company's intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

Financial assets are measured at FVOCI if they are held for the collection of contractual cash flows and for selling the financial assets, where the assets' cash flow represent solely payments of principal and interest. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in other comprehensive income ("OCI"). This classification includes certain equity instruments for which an entity is allowed to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVOCI.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

Financial assets are measured at FVTPL if they do not qualify as financial asset at amortized cost, FVOCI or not designated in hedge relationships. The Company initially recognizes these financial assets at their fair value with subsequent change to fair values recognized in the consolidated statements of loss and comprehensive loss.

Financial Liabilities

Financial liabilities are measured at amortized cost unless they are measured at FVTPL. These liabilities were recorded using the effective interest rate method and are initially recorded at fair value, net of transaction costs incurred. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of loss and comprehensive loss over the period of the debt using the effective interest method.

Financial liabilities are measured at FVTPL if they are specific liabilities, including derivatives, which cannot be classified as financial liabilities at amortized cost or not designated in hedge relationships. The Company initially recognizes these financial liabilities at their fair value with subsequent changes to fair values recognized in the consolidated statements of loss and comprehensive loss.

The Company may hold derivative financial instruments to hedge market risk exposures. Unless the derivative instruments qualify for hedge accounting, and management undertakes appropriate steps to designate them as such, they are classified as financial assets and liabilities at FVTPL and record with realized and unrealized gains losses arising from changes in the fair value in the consolidated statements of loss and comprehensive loss.

n) Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company's common shares, share warrants, stock options, restricted share units ("RSU" or "RSUs"), and deferred share units ("DSU" or "DSUs") are classified as equity instruments.

If the Company issues units as part of financing, consisting of both common shares and common share purchase warrants, the residual value method is used to first allocate proceeds to the issued common shares based on the fair market value at the time the units are priced, any residual value is allocated to the issued warrants.

o) Stock-based compensation

The Company has an equity incentive plan, which includes stock options, RSUs and DSUs for employees, directors and consultants in exchange for the provision of services. These share-based awards are equity-settled awards and measured at fair value on the date of grant.

The fair value of stock options is determined using Black-Scholes option pricing model on the date of grant. RSUs and DSUs are recorded at fair value based on the market value of the grant. The fair value of all share-based compensation at grant date is recognized as compensation expense over the vesting period, with a corresponding credit to contribution surplus. When the share-based awards are exercise, the applicable amounts of contributed surplus are transferred to share capital. The amount recognized as an expense is reversed to reflect stock options, RSUs and DSUs forfeited, no expense will remain in the financial records in relation to the forfeited agreements.

p) Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Stock options and share purchase warrants are typically dilutive when the Company has net income for the period and the average market price of the common shares during the period exceeds the exercise price of the stock option and/or share purchase warrant.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

The Company follows the treasury stock method for the calculation of diluted earnings per share. That method assumes that outstanding stock options and warrants with an average exercise price below the market price, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. Under this method, diluted earnings per share are calculated by dividing net earnings for the period by the diluted weighted average shares outstanding during the period.

3   SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements requires significant areas where estimates and judgment is applied. These estimates and judgments are based on management’s best knowledge of the relevant fact and circumstance taking into account previous experience, but actual results may differ from the amounts included in the financial statements.

Critical accounting estimates

Business combination

Acquisition of businesses are accounted for using the acquisition method under IFRS 3 - Business Combination. The allocation of the purchase price requires estimates as to the fair value of acquired assets and liabilities. For material acquisitions, the Company engages independent appraisers to assist with the determination of the fair value of assets acquired, liabilities assumed, and bargain purchase, if any, based on recognized business valuation methodologies. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates, including but not limited to the most appropriate valuation methodology, estimates of mineral reserves and mineral resources of the assets acquired, value of resources outside life of mine plans including assumptions for market values per ounce, future production levels, future operating costs, capital expenditures, discount rates and future metal prices. Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

Mineral reserves and resources

The Company estimates its mineral reserves and resources in accordance with National Instrument 43-101 requirements.  The estimation of mineral reserves and resources requires judgment to interpret geological data and metallurgical testing, design of appropriate mining methods, recovery methods and establishment of a life of mine production schedule. The estimation of recoverable reserves is also based on assumptions such as capital costs, operating costs and metal pricing. Changes in the reserve or resource estimates may impact the valuation of property, plant, equipment and mineral properties, and exploration and evaluation assets, recognition of deferred tax amounts, reclamation and remediation obligations, and deprecation, depletion and amortization.

Stripping costs

The Company incurs waste removal costs (stripping costs) during the pre-production and production phases of its surface mining operations. During the production phase, stripping costs (production stripping costs) can be incurred both in relation to the production of inventory in that period and the creation of improved access and mining flexibility in relation to ore to be mined in the future. The former are included as part of production costs, while the latter are capitalized as deferred stripping, when certain criteria are met. Significant judgment is required to distinguish between pre-production stripping and production stripping and to distinguish between production stripping that relates to the extraction of inventory and that which relates to the creation of a deferred stripping asset.

Once the Company has identified its production stripping for each surface mining operation, it identifies the separate components of the ore bodies for each of its mining operations. An identifiable component is a specific volume of the ore body that is made more accessible by the stripping activity. Significant judgment is required to identify and define these components and to determine the expected volumes (e.g. in tonnes) of waste to be stripped and ore to be mined in each of these components. These assessments are undertaken for each individual mining operation based on the information available in the mine plan.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

Judgment is also required to identify a suitable production measure to be used to allocate production stripping costs between inventory and any deferred stripping asset for each component. The Company considers that the ratio of the expected volume of waste to be stripped for an expected volume of ore to be mined for a specific component of the ore body is the most suitable production measure.

Work-in-process inventory valuation and cost

The Company's management makes estimates of the expected recoverable ounces of gold on leach pads and the expected timing of recoveries in work-in-process inventory, which is also used in the determination of the cost of sales during the period. Expected recoverable ounces of gold on leach pads are determined based on the type of ore tonnes mined and placed on the leach pad, rock density, grams of gold per tonne and expected recovery rates.

Management relies on internal geological and metallurgical experts to develop estimates related to expected recoverable ounces of gold on leach pads and timing of recoveries. The Company monitors the ongoing recovery of gold ounces from the leach pads and may refine its estimates based on these results. Assumptions used in the net realizable value assessment include the estimated gold price at the time of sale, remaining costs of completion to bring inventory into its saleable form and discount rate. Changes in these estimates can result in a change in the carrying amount of inventories and future cost of sales.

Impairment of non-current assets

The Company reviews the carrying amounts of non-current assets whenever events or changes in circumstances indicate that the carrying amounts may exceed the estimated recoverable amounts. Recoverable amounts are determined by reference to relevant market data, discounted future cash flows, and in-situ fair value per ounce of gold equivalent mineral reserves and resources not considered in the discounted cash flow model. An impairment loss is recognized when the carrying amount of those assets is no longer considered recoverable. Non-current assets that were previously impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed.

Calculating the estimated recoverable amount of the CGU for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable mineral reserves and resources, metallurgical recovery estimates, estimated future commodity prices, future production volume, expected future operating, capital and reclamation costs, discount rates and exchange rates. Management relies on internal geological and metallurgical experts to develop estimates of recoverable mineral reserves and resources, metallurgical recovery estimates, and future production volumes as well as expected future operating, capital and reclamation costs. These estimates are subject to various risks and uncertainties which may ultimately influence the estimated recoverability of the carrying amounts of non-current assets.

Future gold prices, exchange rates, discount rates, estimates of recoverable reserves and resources, operating, capital and reclamation costs, and other key assumptions are used in the Company's impairment assessment. Changes in these assumptions could significantly impact the valuation of the Company's assets in the future.

Fair value of the derivative liabilities

The conversion feature within the convertible debt facility has been determined to be an embedded derivative that is not closely related to the liability host. The determination of the fair value of derivative using the Finite Difference method, requires the input of highly subjective assumptions, including risk free rates, expected volatility, and credit spread. Changes in the subjective input assumptions could materially affect the fair value estimate.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

The expected volatility assumption is based on the historical volatility of the Company's stock over a term equal to the remaining term of corresponding debt instrument. The credit spread assumption in the model is based on the Company's cost of unsecured debt.

Reclamation provision

Reclamation provision represents the present value of estimated future costs for the reclamation of the Company's mines and properties. These estimates include assumptions as to the future activities, cost of services, timing of the reclamation work to be performed, inflation rates, exchange rates and discount rates.

The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mine. Management periodically reviews the reclamation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Contingencies

Due to the nature of the Company's operations, various legal and tax matters can arise from time to time that require estimation of amounts and probability of outcome. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

Critical accounting judgments

Acquisition accounting

The assessment of whether an acquisition meets the definition of a business or whether it is a purchase of assets is a key area of judgment. If deemed to be a business combination, the acquisition method requires acquired assets and liabilities assumed to be recorded at fair value as of the date of acquisition. Where an acquisition involves a purchase of assets the purchase price is allocated to the assets acquired and liabilities assumed based on their relative fair value. The Company determined that the acquisition of FCGI met the requirements to be accounted of as a business combination and the acquisition of MPM does not meet the requirements and therefore is accounted for as an asset acquisition (note 5).

Assessment of impairment indicators

Management assesses whether any indication of impairment exists at the end of each reporting period. Judgment is required in assessing whether certain factors would be considered an indicator of impairment. The Company considers both internal and external information to determine whether there is an indicator of impairment and, accordingly, whether impairment testing is required. The information the Company considers in assessing whether there is an indicator of impairment includes, but is not limited to, significant decreases in future gold and silver prices, increases in operating cost and future capital costs estimates, decreases in estimated mineral reserves, decreases in estimated production and increases in the discount rate. No impairment indicators were identified by management as of December 31, 2024.

Exploration and Evaluation Expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves.

Deferred income taxes

The determination of deferred income tax requires management to make judgments related to probability that future taxable profit will be sufficient to allow the recognition of deferred tax assets and the likelihood that tax position taken will be sustained upon assessments by applicable tax authorities.

Going concern

Management requires to apply judgment in the assessment with respect to evaluating the Company’s ability to continue as a going concern and to ensure that disclosures relating to liquidity are appropriate. The Company manages liquidity risk by maintaining an adequate level of cash to meet its short-term ongoing obligations, ensuring access to credit facilities and reviews its actual expenditures and forecast cash flows on a regular basis.

Functional currency

The functional currency for each of the Company’s entities is the currency of the primary economic environment in which the entity operates. The determination of the functional currency may involve judgments to determine the primary economic environment, if the functional currency is not or may not be clear. The Company reconsiders the functional currency if there is a change in conditions used to determine the economic environment.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

4 RECENT ACCOUNTING PRONOUNCEMENTS

Amendments to IAS 1 - Presentation of Financial Statements

In October 2022, IASB issued amendments to IAS 1 which were incorporated into Part I of the CPA Canada Handbook - Accounting in December 2022.

The amendments require an entity to disclose, in specific circumstances, information in the notes that enables financial statement user to understand the risk that non-current liabilities with covenants could become repayable within 12 months after the reporting period. As part of the amendments, a provision was added to clarify that only covenants that an entity must comply with on or before the reporting date would affect a liability's classification as current or non-current, even if compliance with the covenant is only assessed after the entity's reporting date. Covenants which an entity must comply with after the reporting date would not affect classification of a liability as current or non-current at the reporting date. An entity that applies these amendments early is also required to apply the January 2020 amendments at the same time, and vice versa.

The amendments are effective for annual periods beginning on or after January 1, 2024. These amendments have no impact on Integra's financial statements as Integra has already classified the convertible loans as current liabilities because the Company does not have the right to defer settlement of the liability for at least twelve months after the reporting period, even though the Company complies with all the loan covenants at the end of the reporting period.

Amendments to IAS 16 - Leases

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of gain or loss that relates to the right of use it retains. The IASB has not prescribed a particular method for measuring the lease liability. A seller-lessee must apply the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

Pronouncements issued but not yet effective

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1 presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into three defined categories (operating, investing and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided ("management-defined performance measures"), IFRS 18 requires disclosure of the explanations around those measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements, nor will it impact which items are classified in other comprehensive income and how these items are classified. This standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard on its financial statements.

IFRS 9 - Financial Instrument and IFRS 7 - Financial Instruments: Disclosure

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments. These amendments updated classified and measurement requirements in IFRS 9 Financial Instrument and related disclosure requirement in IFRS 7 Financial Instruments: Disclosure. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance ("EGS")-linked features and other similar contingent features. The IASB also added disclosure requirements to provide additional transparency regarding equity investments designated at fair value through other comprehensive income and financial instruments with contingent features such as those related to EGS requirements.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

The amendments are effective for annual periods beginning on or after January 1, 2026 and is not expected to have a material impact on the Company.

5 ACQUISITIONS

Florida Canyon Gold Inc.

On November 8, 2024 ("Closing Date"), the Company completed the acquisition of FCGI and its Florida Canyon mine, an open-pit operating gold mine located in Nevada, USA ("FCGI Transaction"). As part of the FCGI Transaction, the Company acquired all of the issued and outstanding shares of FCGI at an exchange ratio of 0.467 common shares of the Company for each common share of FCGI. All outstanding FCGI options not exercised prior to the acquisition date were replaced with Integra options. Mexican assets previously owned by FCGI were sold prior to the completion of the acquisition.

On the Closing Date, the Company issued 65,213,010 common shares in exchange for all of FCGI's issued and outstanding common shares and replaced FCGI options into 92,301 Integra options, for a total consideration of $72.7 million.

The Company has determined that this transaction represents a business combination under IFRS 3, with Integra identified as the acquirer. The Company has consolidated the operating results, cash flows and net assets of FCGI from November 8, 2024. For the period from Closing Date to December 31, 2024, the Florida Canyon mine contributed revenue of $30.4 million and incurred an income before income taxes of $4.1 million. If the acquisition of Florida Canyon mine had taken place on January 1, 2024, pro-forma consolidated revenue and loss before income taxes for the Company would have been $172.8 million and $9.7 million respectively, for the year ended December 31, 2024. Transaction and integration costs of $3.9 million have been expensed and are presented as part of other income (note 20).

The following table summarizes the fair value of the consideration paid and the fair values of the assets acquired and liabilities assumed on the Closing Date:

Purchase price
65,213,010 Common shares issued to FCGI shareholders[1]	$72,652
92,301 Integra options in exchange for FCGI stock options[2]	17
$72,669

1. The fair value of the common shares issued to FCGI shareholders was determined using the Company’s share price of CA$1.55 ($1.11) per share on the Closing Date.

2. The fair value of the replacement options was determined using the Black-Scholes option pricing model with the following weighted average assumptions: exercise price of $2.24 Integra share price of $1.11, expected life of 2.25, expected volatility of 60%, dividend yield of nil%, and risk-free interest rate of 3.08%.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)
Net assets acquired
Cash and cash equivalents	$21,655
Trade and other receivables	4,592
Inventories	62,430
Restricted cash and reclamation deposits	14,905
Mineral properties, plant and equipment, including right-of-use assets	40,584
Deferred tax assets	1,017
Other assets	3,155
Accounts payable and accrued liabilities	(17,453)
Current income tax liabilities	(4,912)
Lease liabilities	(9,196)
Reclamation and remediation liabilities	(29,817)
Other liabilities	(110)
Fair value of net assets acquired	$86,850

The fair values of mineral properties and reclamation provisions were estimated using discounted cash flow models. The fair value of inventories was determined based on the future estimated cash flows from sales of payable metal produced and are adjusted for costs to complete and expected profit margin. The right-of-use assets and lease liabilities were recorded based on the present value of future lease payments over the expected term of the lease at the implicit interest rate. The fair values of plant and equipment were estimated using market or cost approaches. Expected future cash flows, used to estimate the fair value of mineral properties, are based on estimates of future gold prices, projected future production, estimated quantities of ore reserves, metallurgical recovery estimates, expected future production costs, expected capital expenditures, and discount rates based on the life of mine plan at the transaction date. In the case of lease liabilities, estimates of expected future lease payments are based on estimated machine hours and minimum usage guarantees. The fair value of receivables, less any expected credit losses, and payables are equal to their gross contractual amounts at the transaction date. Expected future cash flows associated with the reclamation and closure cost provisions were based on estimates of the future expenditures required to settle the obligation for disturbances at the acquisition date and using a discount rate equal to the Company’s estimated cost of debt. FCGI is subject to a notice of civil claim related to a corporate transaction (note 25). The Company has reviewed the claim and is of the view that it is without merit. However, the outcome of the claim, and amount of any possible obligation, was not determinable as of the Closing Date. Accordingly, no liability was accrued in the FCGI purchase price allocation.

The Company recognized a bargain purchase gain of $14.2 million ("Purchase Gain"), equal to the excess of the fair value of the net assets acquired over the total consideration in other income on the consolidated statements of loss and comprehensive loss during the year ended December 31, 2024 (note 20). The Purchase Gain was mainly related to the increase in the price of gold between the July 2024 definitive agreement and the November 8, 2024 closing date, which had an impact on the fair value of the assets acquired in the FCGI Transaction.

Millennial Precious Metals Corp.

On February 26, 2023, the Company entered into a definitive plan of arrangement with MPM pursuant to which Integra acquired all of the issued and outstanding common shares of MPM ("MPM Acquisition"). Each MPM shareholder received 0.092 common shares of Integra for each share of MPM held. Each stock option of MPM was exchanged for stock options of the Company. The transaction was approved by the security holders of MPM on April 26, 2023 and closed on May 4, 2023. In connection with the MPM Acquisition, the Company issued 16,872,050 common shares in exchange of MPM common shares, 764,704 stock options to replace MPM stock options and assumed 21,903,504 MPM warrants (convertible into 2,015,122 Integra shares). Based on the closing share price of Integra on May 4, 2023, the fair value of the consideration, including transaction costs, was $24.0 million.

Purchase price
Issuance of 16,872,050 shares of Integra to MPM's shareholders	$22,698
Issuance of 764,704 options of Integra to MPM's option holders	31
Fair value of MPM warrants assumed by Integra	45
Transaction costs	1,223
$23,997

Net assets acquired
Cash	324
Receivables	104
Prepaid	19
Restricted cash	155
Security and reclamation deposits	45
Lease receivable	209
Right of use assets	377
Property, plant and equipment	264
Exploration and evaluation assets	24,484
Accounts payable and accrued liabilities	(1,328)
Lease liability	(542)
Provision for site reclamation and remediation	(114)
Fair value of net assets acquired	$23,997

The Company has determined that this transaction qualified as an asset acquisition under IFRS 3, as MPM primarily consisted of exploration and evaluation assets with no operational processes to generate outputs. The purchase price was allocated to the  acquired net assets based on their estimated fair values at the time of acquisition.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

6 RECEIVABLES AND PREPAID EXPENSES

	December 31, 2024	December 31, 2023
Prepaid insurance	660	317
Other prepaid expenses	1,820	581
Other receivables	733	154
	3,213	1,052

As of December 31, 2024, trade receivable was $nil. The Company does not have any significant balances that are past due nor any significant expected credit losses. The Company's credit risk is discussed in note 24.

7         RESTRICTED CASH

As at December 31, 2024, the Company had cash collateral of $11.4 million (December 31, 2023 - $nil) for surety bonds issued to guarantee the reclamation and remediation obligation primarily for the Florida Canyon mine. The Company also had reclamation deposits of $3.6 million (December 31, 2023 - $0.02 million) held in trust as security to the United States Bureau of Land Management related to site closure obligation at the Florida Canyon mine and the Cerro Colorado project, and a security deposit of $0.4 million (December 31, 2023 - $0.1 million) for credit cards.

8 INVENTORIES

	December 31, 2024	December 31, 2023
Ore stockpiles	$674	$-
Work-in-process	51,987	-
Finished goods	714	-
Materials and supplies	4,645	-
	$58,020	-

Cost of inventories recognized in cost of sales totaled $25.0 million for the year ended December 31, 2024 (2023 - $nil) and no inventory write-downs were recognized during the period (note 16). Inventories were all related to the Florida Canyon mine.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

9 MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Plant and equipment	Mineral properties	Total
Cost
As at December 31, 2022	$5,265	$-	$5,265
Acquisition of MPM (note 5)	264	-	264
Additions	812	-	812
Disposals	(845)	-	(845)
Foreign exchange translation difference	19	-	19
As at December 31, 2023	5,515	-	5,515
Acquisition of FCGI (note 5)	40,584	-	40,584
Additions	2,283	1,648	3,931
Revisions to reclamation obligation	-	1,993	1,993
Disposals	(615)	-	(615)
Foreign exchange translation difference	(48)	-	(48)
As at December 31, 2024	$47,719	$3,641	$51,360
Accumulated depreciation, depletion, amortization
As at December 31, 2022	$2,225	$-	$2,225
Additions	1,029	-	1,029
Disposals	(766)	-	(766)
Foreign exchange translation difference	3	-	3
As at December 31, 2023	2,491	-	2,491
Additions	2,452	-	2,452
Disposals	(417)	-	(417)
Foreign exchange translation difference	(7)	-	(7)
As at December 31, 2024	$4,519	$-	$4,519

Net book value
As at December 31, 2023	$3,024	$-	$3,024
As at December 31, 2024	$43,200	$3,641	$46,841

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

The following table summarizes the changes in right-of-use assets recorded in plant and equipment:

Net book value
As at December 31, 2022	$824
Acquisition of MPM (note 5)	377
Additions	132
Disposals	(79)
Depreciation	(444)
Foreign exchange translation difference	14
As at December 31, 2023	824
Acquisition of FCGI (note 5)	9,196
Additions	106
Depreciation	(560)
Disposals	(24)
Foreign exchange translation difference	(37)
As at December 31, 2024	$9,505

10 EXPLORATION AND EVALUATION ASSETS

Idaho Properties

DeLamar Project - DeLamar Deposit

On November 3, 2017, the Company acquired a 100% interest in DeLamar Mining Company (formally Kinross DeLamar Mining Company), which owned the DeLamar Deposit for $5.9 million in cash and 2,218,395 common shares valued at $3.7 million that is equal to 9.9% of all of the issued and outstanding shares of the Company upon closing of $21.3 million financing October 2017. The Company paid $2.4 million cash at closing of the acquisition transaction and issued a $3.5 million promissory note, which was paid in full on October 31, 2019. As a result, Kinross USA Inc. has released its security on 25% of the shares of DeLamar Mining Company.

The DeLamar Deposit is subject to multiple royalties detailed in note 25.

DeLamar Project - Florida Mountain Deposit

In December 2017, the Company executed the Purchase and Sale Agreements with two private entities (Empire and Banner) to acquire patented claims in the past-producing Florida Mountain Gold and Silver Deposit ("Florida Mountain") for a total consideration of $2.0 million in cash. The Company completed the purchase of the Florida Mountain Empire claims in January 2018 and paid $1.6 million at closing. The Company completed the acquisition of the Florida Mountain Banner claims in the second quarter of 2018 and paid $0.4 million at closing.

On March 8, 2024, the Company completed the acquisition of Rich Gulch, LLC, acquiring seventeen patented claims located adjacent to the Florida Mountain Deposit. The Company acquired all of the interest in Rich Gulch LLC by issuing 2,959,769 common shares valued at $2.1 million. Subsequent to the acquisition, Rich Gulch LLC was liquidated, and the land titles were transferred to DeLamar Mining Company. This transaction was accounted for as an asset acquisition, as per management's assessment under IFRS 3.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

Nevada and Arizona properties

Nevada North Project (Wildcat, Mountain View), Marr, Ocelot, Eden and Dune Properties

Upon acquisition of MPM, the Company assumed a definitive agreement with Waterton Global Resource Management ("Waterton") pursuant to which Millennial acquired Waterton's interest in the Nevada North Project (Wildcat and Mountain View deposits), Marr, Ocelot, Eden and Dune properties located in Nevada ("the Nevada Properties"). The Company paid the final land purchase payment of $2.5 million in June 2023.

Cerro Colorado District

On July 26, 2021, Millennial Arizona LLC, a wholly-owned subsidiary of Integra, entered into an agreement with Tri Minerals Holdings Corp., to grant Millennial Arizona the sole and exclusive right to acquire from Tri Minerals a 100% undivided legal and beneficial interest in and to the Silver Hill, Mina del Tajo-west, La Colorada, Nuevo Colorado, Waterman, and Cyanide projects situated in the Cerro Colorado Mining District in Pima County, Arizona (together the "Arizona Properties").  The agreement was subsequently amended on February 20, 2024.

The Nevada Properties and the Arizona Properties are subject to multiple royalties detailed in note 25.

The following table provides a continuity schedule which details movements in exploration and evaluation assets for the years ended December 31, 2024 and 2023:

	Idaho Properties	Nevada & Arizona Properties	Total
As at December 31, 2022	$40,802	$-	$40,802
Acquisition of MPM (note 5)	-	24,524	24,524
Land and option payments	136	2,825	2,961
Project supporting costs	94	12	106
Revisions to reclamation obligation	16	-	16
Depreciation	(7)	-	(7)
As at December 31, 2023	41,041	27,361	68,402
Acquisition of Rich Gulch	2,100	-	2,100
Sale of royalty (note 25)	(9,750)	-	(9,750)
Revisions to reclamation obligation	(3,253)	(30)	(3,283)
Project supporting costs	408	52	460
Land and option payments	112	244	356
Depreciation	(7)	-	(7)
As at December 31, 2024	$30,651	$27,627	$58,278

The Company capitalized deprecation expenses in the DeLamar property related to a staff house building.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

The following schedule represents the exploration and evaluation expenses for the years ended December 31, 2024 and 2023,

For the year ended December 31, 2024	Idaho Properties	Nevada & Arizona Properties	Total
Site general and administrative expenses	(1,702)	(130)	(1,832)
Exploration	(435)	(1,183)	(1,618)
Development work	(8,161)	(1,277)	(9,438)
Land compliance	(647)	(615)	(1,262)
Total	$(10,945)	$(3,205)	$(14,150)

For the year ended December 31, 2023	Idaho Properties	Nevada & Arizona Properties	Total
Site general and administrative expenses	(1,953)	(202)	(2,155)
Exploration	(3,826)	(85)	(3,911)
Development work	(13,918)	(1,035)	(14,953)
Land compliance	(494)	(496)	(990)
Total	$(20,191)	$(1,818)	$(22,009)

11 TRADE AND OTHER PAYABLES

	December 31, 2024	December 31, 2023
Trade payables	9,510	2,427
Accrued liabilities	3,426	708
Accrued employee payroll and benefits	3,667	181
Accrued other tax liabilities	2,642	-
Due to related parties	674	1,158
	19,919	4,474

12 DEBT

Debt are comprised of the following:

	December 31, 2024	December 31, 2023
Convertible Debentures debt liability	13,963	10,028
Convertible Debentures derivative liability	2,611	616
Equipment loans	133	177
Total debt	16,707	10,821
Less: Current portion	16,707	10,779
Long term portion	-	42

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

Convertible debt facility

A summary of the changes in the convertible facility for the year ended December 31, 2024 and 2023 is as follows:

	Convertible facility - liability component	Convertible facility - derivative component	Total
Balance, December 31, 2022	8,463	1,585	10,048
Transaction costs	(95)	-	(95)
Interest accruals	975	-	975
Accretion	588	-	588
Change on debt modification	98	-	98
Change in fair value of derivative	-	(969)	(969)
Balance, December 31, 2023	10,028	616	10,644
Addition	3,936	1,064	5,000
Transaction costs	(452)	-	(452)
Accrued interest	1,154	-	1,154
Accretion	810	-	810
Change on debt modification	(1,513)	-	(1,513)
Change in fair value of derivative	-	931	931
Balance, December 31, 2024	13,963	2,611	16,574

On July 28, 2022, the Company executed a credit agreement with Beedie Investment Ltd. ("Lender"), for the issuance of a non-revolving term convertible debt facility ("Convertible Facility") in the principal amount up to $20.0 million. The agreement included an initial advance of $10.0 million, with another $10.0 million available to the Company in the form of drawdown tranches at a minimum of $2.5 million. The Convertible Facility bears interest at a rate of 8.75% per annum on the drawn amount and a standby fee of 2.00% per annum on the undrawn amounts. The Convertible Facility is secured by the Company's material assets and guaranteed by the Company's subsidiaries at that time.

On August 4, 2022, the Company drew an initial advance of $10.0 million at a conversion price of $2.25, with a maturity of July 28, 2025. Interest accrued at 8.75% per annum, compounded quarterly, and was added to the principal over a 24 month period. The proceeds from this advance were used for the DeLamar development project.

On May 4, 2023, the Convertible Facility was amended to in connection with the MPM Acquisition. The amended agreement modified the conversion price from $2.25 to $1.73 and increased the interest rate from 8.75% to 9.25% per annum.

On November 8, 2024, the Company further amended the agreement and drew a subsequent advance of $5.0 million in connection with the acquisition of FCGI. Under the amended agreement, the conversion price for both the initial and subsequent advances was adjusted to $1.22, and the maturity date was extended from July 28, 2025 to July 31, 2027. As of December 31, 2024, the Convertible Facility balance outstanding was $15.0 million (2023 - $10.0 million), with accrued interest of $2.1 million (2023 - $1.0 million).

Interest are being accrued until December 31, 2024. Subsequent to December 31, 2024, interest will be payable quarterly, either in cash or shares, and the Company’s election.

Transaction cost and standby fees were capitalized and classified on the consolidated statement of financial position as a non-current asset. These costs are applied against the advances when drawn. During the year ended December 31, 2024, transaction costs of $0.5 million were applied against the drawn amount of the Convertible Facility. As at December 31, 2024, $0.5 million remain unamortized.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

The Company assessed the amendments to the Convertible Facility under IFRS 9 Financial instruments, which requires derecognition of a financial liability when it is either extinguished or substantially modified. To determine whether the amendments constituted an extinguishment, the Company performed the 10% test, which compares the net present value of future cash flows under the new terms, discounted at the original effective interest. Since the difference did not exceed 10%, the amendments were accounted for as a modification rather than a new liability. Accordingly, the carrying amount of the existing debt was adjusted and any resulting gain or loss was recognized in the consolidated statements of loss and comprehensive loss. As of December 31, 2024, a gain of $1.5 million was recognized due to the change in fair value of debt (2023 - a loss of $0.1 million).

The Convertible Facility is classified as a current liability given that it is convertible at anytime prior to the prepayment of the outstanding principal, at the option of the Lender. As of December 31, 2024, the Company was in compliance with the covenants related to the Convertible Facility.

Under the Convertible Facility agreement, the Company has a one-time right to require the Lender to convert up to 50% of the outstanding principal into the Company's common shares if certain market conditions are met. Specifically, if the volume-weighted average price ("VWAP") of the Company's shares at market close remains at least 50% above the applicable conversion price for 30 consecutive trading days, the Company may elect this conversion, provided no event of default has occurred or is continuing.

The Company also has the right to prepay outstanding advances at any time, provided no event of default has occurred or is continuing. If prepayment is made before 48 months from the advance date, a make-whole fee applies, equal to the interest that would have accrued over this period, less any interest already paid. If prepayment occurs after 48 months, a 2% prepayment fee applies. This calculation applies to the initial advance. For the subsequent advance, since the maturity is approximately 33 months from the advance date, the make-whole fee applies for 33 months of interest, less any interest already paid, and the 2% prepayment fee does not apply unless the maturity of the Convertible Facility is extended.

As at December 31, 2024, the derivative component was estimated at $2.6 million (2023 - $0.6 million).

The assumptions used in the valuation model were as follows:

	December 31, 2024	December 31, 2023
Maturity date	July 31, 2027	August 04, 2025
Risk-free rate	4.39%	5.24% - 4.33%
Exchange rate (USD to CAD)	1.4389	1.3226
Share price	0.86	1.05
Expected volatility	57.10%	61.30%
Dividend yield	-	-
Annual interest rate	9.25%	9.25%
Conversion price (per share)	1.22	1.73
Conversion price cap	1.83	2.60
Credit spread	n/a	10.75%

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

13 LEASE LIABILITIES

Balance at December 31, 2022	$854
Addition from acquisition of MPM (note 5)	542
Change in estimates and modification	38
Payments	(469)
Interest	100
Adjustment on currency translation	15
Balance at December 31, 2023	1,080
Addition from acquisition of FCGI (note 5)	9,196
Change in estimates and modification	595
Payments	(2,341)
Interest	221
Adjustment on currency translation	(39)
Balance at December 31, 2024	$8,712
Less current portion	5,237
Non-current portion	3,475

Upon acquisition of FCGI, the Company assumed lease liabilities of $9.2 million on heavy equipment consisting of haul trucks, loaders, dozers and drill rigs at the Florida Canyon mine which have remaining lease terms of up to 2 years and interest rates of 7.88% to 8.54% over the terms of the leases.

14 RECLAMATION AND REMEDIATION LIABILITIES

The Company's reclamation obligation relates to the restoration and closure of the Florida Canyon mine and other development projects. The reclamation provision has been calculated based on total estimated reclamation costs and discount back to its present value. The discount rate and inflation rate are adjusted annually to reflect current market assessments. The Company reviews and, if necessary, adjusts provisions at each reporting date.

Balance, December 31, 2022	$25,531
Acquisition of MPM (note 5)	114
Reclamation costs	(1,196)
Accretion	1,027
Change in estimates	16
Balance, December 31, 2023	25,492
Acquisition of FCGI (note 5)	29,817
Reclamation costs	(1,188)
Accretion	1,217
Change in estimates[1]	(811)
Balance, December 31, 2024	54,527
Less: current portion	1,615
Non-current portion	$52,912

1. Includes $0.48 million revised estimated costs of a closed mine with a corresponding expense recorded in other income (note 20).

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

The Company expects these obligations to be settled between 2025 - 2100. The discount rates used in discounting the estimated reclamation and remediation obligation were between 4.42% and 4.62% (2023 - 1.72% and 4.03%), and the inflation rate used was between 2.00% and 2.12% (2023- 2.00% and 2.50%).

The total undiscounted value of the reclamation obligation at December 31, 2024 was $83.3 million (2023 - $44.51 million).

15 SHARE CAPITAL

a) The Company is authorized to issue an unlimited number of common shares without par value.  As at December 31, 2024, the number of total issued and outstanding common shares was 168,707,653 (2023 - 68,871,437).

Issued share capital during the year ended December 31, 2024

On November 8, 2024, the Company acquired all outstanding shares of FCGI by issued 65,213,010 shares to former FCGI shareholders at a price of CA$1.55 ($1.11) for a total of $72.7 million (note 5).

On August 21, 2024, the Company completed a bought deal public offering, pursuant to which the Company issued a total of 14,900,000 units at a price of CA$1.35 ($0.99) per unit for aggregate gross proceeds of CA$20.0 million ($15.0 million). Shares were issued on November 8, 2024 upon the FCGI acquisition close. The Company paid $0.7 million in brokers' fee and $0.3 million for various other expenses (mostly legal and filing fees) in connection with the equity financings.

On March 13, 2024, the Company completed a bought deal public offering, pursuant to which the Company issued a total of 16,611,750 units at a price of CA$0.90 ($0.67) per unit for aggregate gross proceeds of CA$15.0 million ($11.0 million). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of CA$1.20 ($0.89) for a period of 36 months from the closing of the offering. The Company paid $0.5 million in brokers' fee and $0.6 million for various other expenses (mostly legal and filing fees) in connection with the equity financings. The warrants were determined using the residual value method and no value was attributed to those warrants.

On March 8, 2024, the Company completed the acquisition of seventeen patented claims in the Rich Gulch area of the DeLamar Project (note 10). Under the terms of the purchase agreement, the Company acquired all of the interests in exchange for $2.1 million, which was satisfied through the issuance of 2,959,769 common shares in the capital of the Company.

During the year ended December 31, 2024, the Company issued 151,687 common shares as a result of vested RSUs.

Issued share capital during the year ended December 31, 2023

On May 26, 2023, the Company consolidated its common shares on the basis of one (1) new post-consolidation common share for every two and a half (2.5) existing pre-consolidation common share (the "Consolidation"). Proportionate adjustments have been made to the Company's outstanding stock options, RSUs, and DSUs. As required by IFRS, all references to share capital, common shares outstanding and per share amounts in these audited consolidated financial statements and the accompanying notes have been restated retrospectively to reflect the Consolidation.

On May 4, 2023, the Company acquired all outstanding shares of Millennial by issued 16,872,050 shares to former Millennial shareholders as consideration for their Millennial shares, at a price of $1.35 for a total of $22.7 million (note 5).

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

On March 16, 2023, the Company issued 20,000,000 common shares at a price of CA$1.75 in connection with the closing of the acquisition of Millennial for gross proceeds of $25.8 million. The Company paid $0.98 million in brokers' fee and $0.47 million for various other expenses (mostly legal and filing fees) in connection with the equity financings.

During the year ended December 31, 2024, the Company issued 93,911 common shares as a result of vested RSUs, net of withholding taxes.

b) Equity Incentive Awards

The Company has an equity incentive plan ("Equity Incentive Plan") whereby the Company's Board of Directors, within its sole discretion, can grant to directors, officers, employees and consultants, stock options to purchase shares of the Company, RSU and DSU (together the "Awards"). The Equity Incentive Plan provides for the issuance of Awards to acquire up to 10% of the Company's issued and outstanding capital. The Equity Incentive Plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of Awards will increase as the Company's issued and outstanding share capital increases. As at December 31, 2024, the Company had 12,713,784 (2023 - 1,689,467) awards available for issuance.

In addition, the aggregate number of shares that may be issued and issuable under this Equity Incentive Plan (when combined with all of the Company's other security-based compensation arrangements, as applicable):

a. to any one participant, within any one-year period shall not exceed 5% of the Company's outstanding issue, unless the Company has received disinterested shareholder approval;

b. to any one consultant (who is not otherwise an eligible director), within a one-year period shall not exceed 2% of the Company's outstanding issue;

c. to eligible persons (as a group) retained to provide investor relations activities, within a one-year period shall not exceed 2% of the Company's outstanding issue, provided however, that such persons shall only be granted stock options, and in no event will such persons be eligible to receive RSUs or DSUs;

d. to insiders (as a group) shall not exceed 10% of the Company's outstanding issue from time to time;

e. to insiders (as a group) within any one-year period shall not exceed 10% of the Company's outstanding issue; and

f. to any one insider and his or her associates or affiliates within any one-year period shall not exceed 5% of the Company's outstanding issue from time to time.

In no event will the number of shares that may be issued to any one participant pursuant to Awards under this Equity Incentive Plan (when combined with all of the Company's other security-based compensation arrangement, as applicable) exceed 5% of the Company's issued and outstanding shares from time to time.

Stock options

The following table summarizes stock option activity for the Company:

	December 31, 2024		December 31, 2023
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Balance, beginning of period	3,300,083	$3.06	1,478,773	$5.35
Granted	92,301	2.24	2,559,979	1.98
Expired	(637,507)	5.38	(717,660)	3.78
Forfeited	(130,507)	4.82	(21,009)	7.94
Balance, end of period	2,624,370	$2.38	3,300,083	$3.06

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

The following table summarizes information relating to stock options outstanding and exercisable as at December 31, 2024:

Exercise price per share	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
1.04 - 2.05	1,881,583	3.76	$1.13	770,273	$1.16
2.06 - 4.05	247,022	1.11	3.81	247,022	3.81
4.06 - 6.05	327,885	2.00	5.15	327,885	5.15
7.05 - 12.38	167,880	0.98	8.99	167,880	8.99
1.04 - 12.38	2,624,370	3.11	$2.38	1,513,060	$3.33

Upon the acquisition of FCGI, the Company replaced outstanding FCGI stock options with Integra stock options ("Replacement Options"). As at December 31, 2024, the Company had outstanding Replacement Options to acquire 92,301 common shares with weighted average exercise price of CA$3.12 per common share underlying the Replacement Options and weighted average life of  years. The Replacement options have remaining expiry dates up to January 31, 2030 (note 5).

On December 20, 2023, the Company granted 1,603,371 stock options to its directors, officers, employees and contractors at an exercise price of $1.04 per option, with the expiry date December 20, 2028. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $0.91 million, to be amortized over the options vesting period.

On May 4, 2023, the Company granted 764,704 replacement stock options to Millennial's employees and consultants (note 5), at the price range of $2.40 - $5.29. Of these replacement options, 207,000 expired on the following day, 62,100 expired on August 4, 2023, and 40,480 expired on May 4, 2024. The share-based payment related to those replacement stock options was calculated as $31,888 and included in the purchase price allocation.

On January 10, 2023, the Company granted 191,904 stock options to its directors and officers, at an exercise price of $1.63 per option, with the expiry date January 10, 2028. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $0.14 million, to be amortized over the options vesting period.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year ended December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
Expected annualized volatility	60%		51.79% - 61.47%
Risk free interest rate	3.08%		3.27% - 4.43%
Expected life	2.25	yr	1 - 3.5	yr
Expected dividends	-		-
Weighted average of strike price of options granted	$1.11		$1.98

During the year ended December 31, 2024, the total share-based compensation expense related to stock options was  $0.4 million (2023 - $0.3 million).

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

RSUs

RSUs are the equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant and vest in equal installments annually over three years. The aggregate maximum number of shares available for issuance from treasury underlying RSUs under the Equity Incentive Plan is 4,000,000 shares. These units are exercisable into one common share once vested, for no additional consideration. They can be redeemed in cash, at the Company's discretion. In general, RSUs vest one-third per year for three years.

The following table summarizes the RSU activity for the Company:

	RSUs	Weighted average fair value
Balance at December 31, 2022	292,046	$5.60
Granted	1,058,022	1.10
Settled	(110,602)	5.81
Settled in cash	(25,873)	5.81
Forfeited/Expired	(48,474)	2.57
Balance as at December 31, 2023	1,165,119	1.35
Settled	(301,103)	1.84
Deferred settlement	38,225	1.84
Forfeited/Expired	(67,166)	1.30
Balance at December 31, 2024	835,075	$1.06

During the year ended December 31, 2024, the total share-based compensation expense related to RSUs was $0.8 million (2023 - $0.5 million).

The Company may use a net withholding settlement feature for vested RSUs, where a portion of the vested RSUs can be withheld, to satisfy employee tax withholding obligations.

DSUs

DSUs are equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant. DSUs granted before the fourth quarter ("Q4") of 2021 vested immediately. DSUs granted from Q4 2021 onward will vest one year post grant. The aggregate maximum number of shares available for issuance from treasury underlying deferred share units under the Equity Incentive Plan is 3,000,000 shares. These units are exercisable into one common share during the period commencing on the business day immediately following the retirement date and ending on the ninetieth day following the retirement date providing a written redemption notice to the Company, for no additional consideration. In the event a participant resigns or is otherwise no longer an eligible participant during the year, then any grant of DSUs that are intended to cover such year, the participant will only be entitled to a pro-rated DSU payment. These units can be redeemed in cash, at the Company's discretion.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

The following table summarizes the DSU share activity for the Company:

	DSUs	Weighted average fair value
Balance at December 31, 2022	194,610	$4.73
Granted	537,865	1.15
Vested	-	1.80
Balance as at December 31, 2023	732,475	2.05
Granted	145,783	0.83
Cancelled	(123,893)	0.95
Settled	(56,829)	3.41
Balance at December 31, 2024	697,536	$1.85

During the year ended December 31, 2024, the total share-based compensation expense related to DSUs was $0.30 million (2023 - $0.30 million). As at December 31, 2024, there were 127,364 unvested DSUs (2023 - 537,865).

Share purchase warrants

The following table summarizes the warrants activity for the Company:

	Warrants	Weighted average fair value
Balance at December 31, 2023	2,015,122	$1.04
Issued	8,305,874	0.89
Expired	(2,015,122)	1.04
Balance at December 31, 2024	8,305,874	$0.89

On March 13, 2024, the Company issued 8,305,874 warrants at $0.89 per share and exercisable until March 13, 2027, as part of a bought deal public offering.

16 PRODUCTION COSTS

	Years ended December 31,
	2024	2023
Mining	8,533	-
Crushing and processing	5,803	-
Royalties	1,706	-
Community relations	5	-
Mine general and administrative	3,988	-
Refining and desorption	116	-
Change in inventories and fair value adjustment related to the FCGI Acquisition	2,966	-
	23,117	-

Mine general and administrative includes property tax and surety bond fees.

17 SEGMENT INFORMATION

Operating segments are those operations whose operating results are reviewed by the chief operating decision-maker, being the company's Chief Executive Officer, to make decisions about resources to be allocated to the segments and assess their performance, provided those operations meet certain quantitative thresholds, or are deemed significant. The Company's operating segments have been identified as the Company's individual operating mine and significant development projects. As a result of the acquisition of FCGI, the Company has recognized the Florida Canyon mine as an operating segment.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

The Company operates in the mining industry and its principal product is refined gold. During the year ended December 31, 2024, the Company had one customer that individually accounted for more than 99% of the Company's total sales (2023 - no customers). The Company’s revenue was generated on the sale of refined gold and silver originating from the United States.

The following tables summarizes segment information of the Company:

Year ended December 31, 2024	Florida Canyon mine[1]	DeLamar	Nevada North and other development projects	Corporate and other	Total
Revenues	$30,350	$-	$-	$-	$30,350
Production costs	(23,117)	-	-	-	(23,117)
Depreciation, depletion and amortization	(1,859)	-	-	-	(1,859)
Total cost of sales	(24,976)	-	-	-	(24,976)
Gross profit	5,374	-	-	-	5,374
Exploration and evaluation expenses	-	(10,945)	(3,205)	-	(14,150)
General and administrative expenses	-	-	-	(4,466)	(4,466)
Depreciation	-	(636)	(163)	(99)	(898)
Share-based compensation	-	-	-	(1,543)	(1,543)
Income (loss) from operations	$5,374	$(11,581)	$(3,368)	$(6,108)	$(15,683)
Capital expenditures and capitalized land related payments	$2,301	$705	$324	$-	$3,330

December 31, 2024
Mineral properties, plant and equipment	$44,562	$1,563	$334	$382	$46,841
Exploration and evaluation assets	$-	$30,651	$27,627	$-	$58,278
Total assets	$145,433	$35,972	$28,622	$27,057	$237,084

1. Results for Florida Canyon mine are for Integra’s ownership period from November 8, 2024 to December 31, 2024.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)
Year ended December 31, 2023	DeLamar	Nevada North and other development project	Corporate and other	Total
Revenues	$-	$-	$-	$-
Production costs	-	-	-	-
Depreciation, depletion and amortization	-	-	-	-
Total cost of sales	-	-	-	-
Gross profit	-	-	-	-
Exploration and evaluation expenses	-	(20,191)	(1,818)	(22,009)
General and administrative expenses	-	(1)	(4,277)	(4,278)
Depreciation	(755)	(158)	(133)	(1,046)
Share-based compensation	-	-	(1,098)	(1,098)
Loss from operations	$(755)	$(20,350)	$(7,326)	$(28,431)
Capitalized land related payments	$600	$2,824	$-	$3,424

December 31, 2023
Plant and equipment	$2,017	$497	$510	$3,024
Exploration and evaluation assets	$41,041	$27,361	$-	$68,402
Total assets	$44,413	$28,386	$9,589	$82,388

18 GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended December 31,
	2024	2023
Compensation and benefits	(2,450)	(2,392)
Office administration expenses	(831)	(759)
Corporate development and marketing	(516)	(402)
Professional fees	(456)	(533)
Regulatory fees	(213)	(192)
	$(4,466)	$(4,278)

19 NET FINANCE EXPENSES

	Years ended December 31,
	2024	2023
Interest income	669	838
Interest expense	(227)	(119)
Interest on debt	(1,154)	(975)
Accretion on debt	(810)	(588)
Accretion on reclamation liabilities	(1,217)	(1,027)
	$(2,739)	$(1,871)

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

20 OTHER INCOME

	Years ended December 31,
	2024	2023
Gain on bargain purchase of FCGI (note 5)	14,181	-
Transaction and integration costs on the acquisition of FCGI	(3,862)	-
Change in estimate on reclamation obligation	(477)	-
Net foreign exchange (loss) gain	(873)	300
Gain on disposal of assets	109	-
Other	110	120
	$9,188	$420

21 RELATED PARTY TRANSACTIONS

The Company's related parties include key management personnel and its subsidiaries. Transactions with the Company's subsidiaries have been eliminated on consolidation and are not disclosed in this note.

Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of the Company and consist of directors and senior officers. The table below includes compensation for the Executive Chair, CEO, CFO, COO and Directors. The compensation and benefits of the Company’s key management personnel are as follows:

	December 31, 2024	December 31, 2023
Compensation and benefits	1,447	2,161
Associate companies	47	2
Share-based compensation	853	610
	$2,347	$2,773

During the year ended December 31, 2024, the Company issued 145,783 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors.

During the year ended December 31, 2023, the Company issued 74,865 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

As at December 31, 2024, $0.68 million (2023 - $1.16 million) was due to related parties for payroll expenses, consulting fees, bonuses accruals, vacation accruals and other expenses. As at December 31, 2024, receivables from related parties were $0.02 million (2023 - $0.02 million).

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

22 CURRENT AND DEFERRED INCOME TAXES

The Company reported income tax expense of  $0.7 million during the year ended December 31, 2024 in the consolidated statements of loss and comprehensive loss. The components of income tax expense for the years ended December 31, 2024 and 2023 are as follows:

	2024	2023
Current tax expense	1,288	-
Deferred tax recovery	(552)	-
Total tax expense	$736	$-

The income tax expense differs from that computed by applying the applicable Canadian federal and provincial statutory rates before taxes as follows:

	December 31, 2024	December 31, 2023
Income loss before income taxes	$(8,765)	$(29,016)
Applicable statutory rate	27%	27%

Income tax expense (benefit) at statutory rate	(2,366)	(7,834)
Increase/(decrease) attributable to:
Change in deferred tax assets not recognized	7,007	7,179
Change in tax rate	120	-
Rate differential due to foreign operations	(26)	341
Statutory depletion	(737)	-
State tax, net of federal benefit	552	-
Gain on bargain purchase	(3,829)	-
Share-based compensation	417	296
Other	(402)	18
Income tax expense	$736	$-
Effective tax rate	(8)%	-%

In the consolidated statements of financial position, deferred tax assets and liabilities have been offset where they relate to income taxes within the same taxation jurisdiction and where the Company has the legal right and intent to offset. The composition of deferred tax assets (liabilities) recognized in the consolidated statements of financial position is as follows:

	December 31, 2024	December 31, 2023
Exploration and evaluation assets	$(537)	$(688)
Mine development	880	770
Property plant and equipment	(1,170)	-
Non-capital losses	2,638	613
Right-to-use assets	(146)	(207)
Convertible debt	(889)	(334)
Inventory	(2,028)	-
Unrealized foreign exchange gains	(88)	(163)
Reclamation and remediation liability	504	-
Lease liabilities	1,793	-
Other	612	9
Total	$1,569	$-

Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets such that they have not been recognized. The tax benefits not recognized reflect management's assessment regarding the future realization of Canadian and foreign tax assets and estimates of future earnings and taxable income in these jurisdictions as of December 31, 2024. The amounts of deductible temporary differences and unused tax losses for which the Company has not recognized a deferred tax asset in the consolidated statements of financial position are as follows:

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)
	December 31, 2024	December 31, 2023
Exploration and evaluation assets	$53,636	$38,434
Property plant and equipment	1,615	-
Non-capital losses	141,528	90,815
Share-issuance costs	3,259	2,802
Reclamation and remediation liability	25,069	25,492
Finance leases	937	1,194
Unrealized foreign exchange losses	671	1,697
Charitable contributions	78	56
Accrued expenses	76	8
Convertible debt	2,416	557
Total	$229,285	$161,055

As of December 31, 2024, and included in the above table, the Company and its subsidiaries had available Canadian non-capital loss carry forwards of approximately $85.0 million (CA$122.3 million) which expire between the years 2027 and 2044 for which no deferred tax asset has been recognized and U.S. net operating loss carryforwards of approximately $0.9 million which expire in 2037 and approximately $55.7 million without expiration for which no deferred tax asset has been recognized. Of those U.S. net operating loss carryforwards, $7.2 million are subject to limitation under Section 382.

23 CAPITAL MANAGEMENT

The Company's capital management goals are to ensure there are adequate capital resources to safeguard the Company's ability to continue as a going concern; maintain sufficient funding to support the acquisition, exploration, and development of mineral properties and exploration and evaluation activities; maintain investors' and market confidence; and provide returns and benefits to shareholders and other stakeholders.

The Company manages and adjusts its capital structure based on available funds in order to support its operation and the acquisition, exploration and development properties. The capital of the Company consists primarily of share capital and debt (including the undrawn amount of $5.0 million as at December 31, 2024 on the Convertible Debt Facilities), net of cash and cash equivalents. The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable.

24 FINANCIAL INSTRUMENTS

The Company is exposed to financial instrument risks such as credit risk, market price and liquidity risk. The Company's Board of Directors has overall responsibility for the establishment and oversight of the risk management framework and reviews the Company's policies on an ongoing basis.

a. Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company maintains substantially all of its cash with major financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company manages credit risk for trade and other receivables through established credit monitoring activities. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and records an expected credit loss based on its best estimate of potentially uncollectible amounts. The Company currently transacts with highly rated counterparties for the sale of gold and receivables.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

b. Market price risk

i) Commodity price risk

The Company is exposed to commodity price risk as its revenues from the sale of precious metals are exposed to metal price fluctuations in the market. The Company manages this risk by entering into agreements with various counterparties to mitigate price risk.

Derivative contract options

During the year ended December 31, 2024, the Company entered into derivative contracts to manage its exposure to fluctuations in the spot gold price. Put options were purchased by the Company for a total of 32,400 ounces of forecast gold production, spread equally from January 2025 to December 2025, at the Florida Canyon mine with a strike price of $2,400 per ounce. The up-front premium for the put options was funded by cash payments of $0.80 million, of which $0.67 million was recorded as derivative assets and $0.13 million as prepaid. These derivatives were not designated as hedges under IFRS 9 and are classified as financial assets at FVTPL under IFRS 13-Fair value measurement. Accordingly, the changes in fair value are recognized in the consolidated statements of loss and comprehensive loss under (loss) gain on derivatives.

As at December 31, 2024, these derivatives assets were fair valued on market to market basis at the end of each reporting period using quoted observable inputs and are classified as Level 2 in the fair value hierarchy. During the year ended December 31, 2024, an unrealized loss of $0.11 million was recognized under derivative loss in the consolidated statements of loss and comprehensive loss, with a corresponding to the derivative assets.

ii) Foreign exchange risk

The Company operates in Canada and the US, and is exposed to foreign exchange risk arising from certain expenditures, monetary assets and liabilities denominated in Canadian dollars. The Company's metal sales revenues are denominated in US dollars. However, the currency fluctuation related to changes between US dollars and Canadian dollars could have an impact on the Company's net earning and other comprehensive income.

Based on the balances as at December 31, 2024, a 5% increase/decrease in the US dollar exchange rate against Canadian dollars on that date would have resulted in a decrease/increase of approximately $1.42 million loss before taxes. During the year ended December 31, 2024, the Company recognized a net foreign exchange loss of $0.87 million (2023 - a gain of $0.30 million).

iii) Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The Company has interest-bearing assets, where the risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with a chartered Canadian and US financial institutions. The Company's significant financial instruments valued using fluctuating risk-free interest rates is the derivative component of the convertible debt facility. The Company's operating cash flows are mostly independent of changes in market interest rates, which is impacted by economic uncertainties and current high inflationary environment. Management considers this risk immaterial.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

c. Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets. The Company has in place a planning and forecasting process to help determine the funds required to support normal operating requirements on an ongoing basis. The Company continuously monitors and reviews both actual and forecasted cash flows, and matches the maturity profile of financial assets and liabilities.

d. Share price risk

At each reporting period, the convertible debt derivative liability is fair valued using the Finite Difference Method and Binominal Tree Method. The Company's share price is a key assumption used in this valuation, hence share price fluctuations can meaningfully impact the value of the derivative liability.

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, trade and other receivables, derivative assets, restricted cash, marketable securities, accounts payable and accrued liabilities, convertible debt facility, lease liabilities, other liabilities and equipment loan.

The fair value hierarchy that reflects the significance of the inputs used in making the measurements has the following levels:

• Level 1 - quoted prices in active markets for identical assets or liabilities;

• Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

• Level 3 - inputs for the asset or liability that are not based on observable market data.

The Company's financial instruments are accounted for as follows under IFRS 9:

Financial assets:	Classification
Cash and cash equivalents	FVTPL
Derivative asset	FVTPL
Marketable securities	FVOCI
Receivables (excluding tax receivables)	Amortized cost, less any impairment
Restricted cash, long-term	Amortized cost, less any impairment

Financial liabilities:	Classification
Trade and other payables	Amortized cost
Lease liability	Amortized cost
Convertible debt facility - liability component[1]	Amortized cost
Convertible debt facility - derivative component[1]	FVTPL
Equipment financing liability[1]	Amortized cost

1 Convertible debt facility and equipment financing liability are included in debt on the consolidated statements of financial position for the year ended December 31, 2024.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

The following table summarizes the Company's financial instruments classified as FVTPL as at December 31, 2024 and 2023:

	Level	December 31, 2024	December 31, 2023
Financial assets:
Cash and cash equivalents	1	$52,190	$8,815
Derivative asset	2	551	-
		$52,741	$8,815
Financial liabilities:
Convertible debt facility - derivative component	3	$2,611	$616

For restricted cash, lease liabilities, equipment financing liability and non-derivative host liability of convertible debt, the carrying values approximate their fair values at the period end because the interest rates used to discount host contracts approximate market interest rates. The carrying values of other receivables, trade and other payables are considered to be reasonable approximate their fair values due to the short-term nature of these items.

25  COMMITMENTS AND CONTINGENCIES

Net Smelter Return ("NSR")

Florida Canyon Mine

Florida Canyon mine has entered into two royalty agreements with Top Hat Partnership ("Top Hat") and Maverix Metals (Nevada) Inc. (“Maverix”), a wholly owned subsidiary of Triple Flag Precious Metals Corp. (“Triple Flag”). The Company must pay 2.5% to Top Hat and 3.25% to Maverix of the NSR on all production. Royalty costs of $1.7 million post acquisition of FCGI (2023 - $nil) were included in production costs.

DeLamar Project

Most of the DeLamar deposit is subject to a 2.5% NSR payable to Triple Flag. The NSR will be reduced to 1.0% once Triple Flag has received a total cumulative royalty payment of CA$10.0 million ($7.4 million). Other NSRs ranging from 2.0% to 5.0% are also payable to third-party landholders on certain claims.

The Company entered into a binding agreement with Wheaton Precious Metals (Cayman) Co., a wholly-owned subsidiary of Wheaton Precious Metals Corp. ("Wheaton"), pursuant to which Wheaton acquired a 1.5% NSR on metal production from all claims of the DeLamar Project (comprised of the DeLamar and Florida Mountain Deposits) for an aggregate cash purchase price of $9.75 million, to be paid in two installments. During the year ended December 31, 2024, the Company had received both installments totaling $9.8 million.

Nevada North Project

A 0.5% NSR on production from the Wildcat property is payable to Franco-Nevada. Other NSRs ranging from 0.4% to 1.0% are also payable to third-party landholders on certain claims. A 0.5% NSR on gold production from the Mountain View property is payable to Franco-Nevada. Certain claims on the property are also subject to a 1.0% NSR to Franco-Nevada and a 1.5% NSR to Triple Flag. Other NSRs ranging from 0.05% to 1.5% are also payable to third-party landholders on certain claims.

INTEGRA RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollar, except for number of shares, equity awards and per share amounts, unless otherwise noted)

Cerro Colorado District

The Cerro Colorado property is subject to a 1.0% NSR to Tri Minerals Holding Corp. For a period of 5 years from the date the option is exercised, and the royalty is granted, Integra shall have the option to buy back the royalty for a payment of $1.5 million. The Company has until July 26, 2026 to exercise the option.

Notice of Civil Claim

Alio Gold Inc ("Alio"), a subsidiary of the Company since November 8, 2024, received a Notice of Civil Claim in May 2019 from a former shareholder of Rye Patch Gold Corp ("Rye Patch") whose shares were acquired by Alio. The plaintiff brought the claim in the Supreme Court of British Columbia ("the Court") pursuant to the Class Proceedings Act and is seeking damages against Alio for alleged misrepresentations with respect to anticipated gold production during the year ended December 31, 2018. In March 2021, the Court dismissed, in its entirety, the plaintiff's application to certify the action as a class proceeding. In April 2021, the Company received notice that the plaintiff is pursuing an appeal of the court's decision to dismiss the plaintiff's certification application.

The appeal was argued in the Court of Appeal in January 2022 and in March 2022 the Court of Appeal released its decision allowing the appeal but remitting the matter of certification to the trial court for further consideration. On July 28, 2023, the Court certified a class proceeding against Alio. Pursuant to the Court's decision, the class members in the class proceeding include all individuals or entities whose Rye Patch shares were acquired by Alio in exchange for Alio common shares and cash as part of the plan of arrangement entered into between Alio and Rye Patch, but excludes all of those individuals or entities that sold their shares in Alio prior to August 10, 2018. The proceeding is currently scheduled to proceed to trial before the British Columbia Supreme Court in June 2025.

The Company has reviewed the claim and is of the view that it is without merit. However, the outcome of the claim is not determinable at this time. Accordingly, no liability was accrued in the FCGI purchase price allocation and no liability has been recognized in the Company's consolidated financial statements.

26 SUPPLEMENTAL CASH FLOW INFORMATION

Supplementary disclosure of cash flow information is provided in the table below,

	Year ended December 31,
	2024	2023
Non-cash investing and financing activities
Share consideration on acquisition of FCGI (note 5)	$72,652	$-
Fair value of stock options related to the acquisition of FCGI (note 5)	17	-
Common shares issued on acquisition of Rich Gulch (note 10)	2,100	-
	$74,769	$-

27  EVENTS AFTER THE REPORTING PERIOD

On January 24, 2025, the Company granted a total of 1,362,415 options, 1,306,184 restricted share units, and 348,726 deferred share units (together, the "Equity Incentive Awards") to certain employees, executives, directors and consultants of the Company. The Equity Incentive Awards have been granted pursuant to the Company's Amended and Restated Equity Incentive Plan and are subject to vesting provisions. The options granted have an exercise price of CA$1.37 per share and will expire 5 years from the date of grant.